 DOCUMENT TYPE SC 13G/A
TEXT

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934

Amendment # 1

Name of Issuer: AGILENT TECHNOLOGIES, INC.
_____________________________________________________
Title of Class
of Securities: Common Stock

CUSIP Number: 00846U101

1) NAME AND I.R.S. IDENTIFICATION NO. OF REPORTING PERSON

Prudential Financial, Inc. 22-3703799

2.) MEMBER OF A GROUP: (a) N/A
(b) N/A

3) SEC USE ONLY:

4) PLACE OF ORGANIZATION: New Jersey

NUMBER OF SHARES BENEFICIALLY OWNED BY REPORTING PERSON WITH:

5) Sole Voting Power: 3,780,942 See Exhibit A
6) Shared Voting Power: 42,144,093 See Exhibit A
7) Sole Dispositive Power: 3,780,942 See Exhibit A
8) Shared Dispositive Power: 44,902,093 See Exhibit A

9) AGGREGATE AMOUNT BENEFICIALLY OWNED:
48,683,035 See Exhibit A

10) AGGREGATE AMOUNT IN ROW (9) EXCLUDES SHARES: Not Applicable

11) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):
10.1 See Exhibit A

12) TYPE OF REPORTING PERSON: HC

ITEM 1(a). NAME OF ISSUER:

AGILENT TECHNOLOGIES, INC.

ITEM 1(b). ADDRESS OF ISSUER'S EXECUTIVE OFFICES:

AGILENT TECHNOLOGIES, INC. 395 Page Mill Road Palo Alto, CA 94306

ITEM 2(a). NAME OF PERSON FILING:

Prudential Financial, Inc.

ITEM 2(b). ADDRESS OF PRINCIPAL BUSINESS OFFICE:

751 Broad Street
Newark, New Jersey 07102-3777

ITEM 2(c). CITIZENSHIP:

New Jersey

ITEM 2(d). TITLE OF CLASS OF SECURITIES:

Common Stock

ITEM 2(e). CUSIP NUMBER:

00846U101

ITEM 3. The Person filing this statement is a Parent Holding Company as defined in Section 240.13d-1(b)(1)(ii)(G) of the Securities Exchange
Act of 1934.

ITEM 4. OWNERSHIP:

(a) Number of Shares
Beneficially Owned: 48,683,035 See Exhibit A

(b) Percent of Class: 10.1

(c) Powers                No. Of Shares

   -----------           --------------------

Sole power to vote or    3,780,942  See Exhibit A
to direct the vote

Shared power to vote or   42,144,093  See Exhibit A
to direct the vote

Sole power to dispose or  3,780,942 See Exhibit A
to direct disposition

Shared power to dispose   44,902,093  See Exhibit A
or to direct disposition

ITEM 5. OWNERSHIP OF 5% OR LESS OF A CLASS:

Not Applicable

ITEM 6. OWNERSHIP OF MORE THAN 5% ON BEHALF OF
ANOTHER PERSON:

See Exhibit A

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE
SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING
REPORTED ON BY THE ULTIMATE PARENT COMPANY:

See Exhibit A

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF
MEMBERS OF THE GROUP:

Not Applicable

ITEM 9. NOTICE OF DISSOLUTION OF GROUP:

Not Applicable

ITEM 10. CERTIFICATION:

By signing below, Prudential Financial, Inc. certifies that, to the best of its knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

The filing of this statement should not be construed as an admission that
Prudential Financial, Inc. is, for purposes of Sections 13 or 16 of the Securities
Exchange Act of 1934, the beneficial owner of such shares.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief,
Prudential Financial, Inc. certifies that the information set forth in this statement is true, complete and correct.

PRUDENTIAL FINANCIAL, INC.

By: Frank Adamo
Second Vice President

Date: 07/09/2004
As of: 6/30/2004

Exhibit A
--------------

ITEM 6. OWNERSHIP:

Prudential Financial, Inc. through its beneficial ownership of the Prudential
Insurance Company of America ("PICOA") may be deemed to presently hold 85,590 shares of Issuer's common stock for the benefit of PICOA's general account.

Prudential Financial, Inc. may be deemed the beneficial owner of securities beneficially owned by the Item 7 listed entities and may have direct or indirect voting and/or investment discretion over 48,597,445 shares which are held for it's own benefit or for the benefit of its clients by its separate accounts, externally managed accounts, registered investment companies, subsidiaries and/or other affiliates.  Prudential Financial, Inc.  is reporting the combined holdings of these entities for the purpose of administrative convenience.

These shares were acquired in the ordinary course of business, and not with the purpose or effect of changing or influencing control of the Issuer.  The filing of this statement should not be construed as an admission that Prudential
Financial, Inc. is, for the purposes of Sections 13 or 16 of the Securities
Exchange Act of 1934, the beneficial owner of these shares.

ITEM 7. IDENTIFICATION/CLASSIFICATION:

Prudential Financial, Inc. is a Parent Holding Company and the direct or indirect parent of the following Registered Investment Advisers and Broker Dealers:

           The Prudential Insurance Company of America         IC,IA
           Prudential Investment Management, Inc.              IA
           Jennison Associates LLC                             IA
           The Prudential Asset Management Company, Inc.       IA
           Prudential Investments LLC                          IA
           Prudential Private Placement Investors, L.P.        IA,PN
           Prudential Equity Investors, Inc.                   IA
           PRUCO Securities, LLC                               IA,BD
           Prudential Bank & Trust, F.S.B.                     IA,SA
           GRA (Bermuda) Limited                               IA
           PRICOA Property Investment Management Limited       IA
           Prudential Investment Management Services LLC       BD
           Prudential Equity Group, LLC.          IA,BD
           American Skandia Investment Services, Inc.         IA
           American Skandia Advisory Services, Inc.         IA
           American Skandia Marketing, Inc.          BD
   Quantitative Management Associates LLC         IA
           Prudential Retirement Brokerage Services, Inc.      IA,BD
   Global Portfolio Strategies, Inc.          IA